Exhibit 99.1

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Annual Review 2005

leadership in formulation science

01	Financial highlights
02	Statement by the Chairman and the Chief Executive
04	ICI Group summary
06	History and activities
07	Strategy
09	Chief Financial Officer’s review
12	Board of Directors and Executive Management Team
16	Summary corporate governance report
18	Summary remuneration report
20	Summary accounts and auditor’s statement
28	Shareholder information
29	Forward-looking statements and definitions

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.

Our vision is to become the leader in formulation science. We have, and will continue to build, a portfolio of businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms to create and deliver products that provide superior performance.

As a result of significant and sustained performance improvement, we aim to be one of the leading creators of shareholder return in our industry, without compromising our commitment to safety, health and the environment and the communities in which we operate.

The Notice convening the Company’s Annual General Meeting in 2006 is set out on pages 3 to 6 of the Letter to Shareholders and Notice of Annual General Meeting 2006 dated 13 March 2006.	International Financial Reporting Standards This is the first Annual Review of the Group prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Commission (“adopted IFRS”). The transition date for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated, except the Group has taken the exemption under IFRS 1 First-time Adoption of International Financial Reporting Standards not to restate comparatives for IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. ICI has applied the exemption by the US Securities and Exchange Commission (SEC) to exclude a second year of comparatives.

The Group publishes an annual Sustainability Report which is available on ICI’s corporate website www.ici.com.

A list of definitions appears on page 29 of this review.

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

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Financial highlights
Revenue	Trading profit*	Profit before tax	Earnings per share†		Net debt+
		before special items	Earnings	Adjusted earnings
			per £1 Ordinary Share	per £1 Ordinary Share
£m	£m	£m	Pence per £1 Ordinary Share	Pence per £1 Ordinary Share	£m

	2005	2004		Change †
	£m	£m		%

Revenue	5,812	5,609		4

Trading profit*	550	538		2

Profit before taxation and special items**	444	422		5

Net profit before special items attributable to equity holders of the parent	321	306		5

Net profit after special items	420	508		(17)

Earnings and dividends

Earnings per £1 Ordinary Shareø	32.9p	40.1p		(18)

Adjusted earnings per £1 Ordinary Shareø	27.1p	25. 8p		5

Dividend declared per £1 Ordinary Share	7.p7	7.3p		5

Cash flow	£m	£m

Net cash inflow from operating activities	359	327

Net cash (outflow) inflow from investing activities	(106)	29

Net cash inflow before financing activities	253	356

Net debt+	745	989	^

Interest coverø (times)	7.2	6.0

Return on capital employedø	13.5%	12.7%

*	Trading profit is defined as operating profit before special items.	Throughout this Annual Review, including pages 2 and 3, references to “comparable” performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported.
†	Measures of earnings per share and percentage changes are calculated using unrounded values.
+	Net debt is defined on page 29.
**	Profit before taxation and after special items was £500m (2004 £606m); special items credited to profit before taxation in the period were £56m (2004 £184m).
ø	ICI’s method of calculating earnings per share, adjusted earnings per share, interest cover and return on capital employed is defined on page 29.
ˆ	Net debt reported at the end of 2004 was £920m. Adoption of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement restated opening net debt to £989m.

The businesses

National Starch	Quest	Uniqema	ICI Paints	Regional and
Industrial

ICI Annual Review 2005 1

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Statement by the Chairman and the Chief Executive

ICI made satisfactory progress in 2005 despite a more challenging trading environment for our businesses. We remain ahead of our strategic plan targets and expect to make further progress in 2006.

Overview
We are pleased to report that ICI made satisfactory progress in 2005. Despite a more challenging trading environment for most of our businesses, the Group delivered a strong overall financial performance. The cost of many raw materials continued to rise throughout the year, driven by strong demand. This in turn led us to seek price increases from our customers and our efforts were successful. As a result, and combined with the further benefits of our restructuring programme, we reported a robust overall performance. Whilst trading margins were slightly lower at 9.5%, comparable sales growth of 6% helped deliver earnings growth of 5%. As a result, the full year dividend increased by 5% and with another good year for cash generation, Group net debt reduced further to £745m, down from £989m a year ago.

We also made further progress toward implementing our strategic aim to become the leader in formulation science with a strong focus on profitable growth and a clear set of financial targets covering the four years from 2003 to 2007. These are based around delivering significant cumulative improvements in sales, trading margin, return on capital employed, as well as positive cash generation before divestments or acquisitions. More detail on our performance against these strategic objectives is set out on pages 7 and 8. Overall, our progress has been good, with performance against all four targets ahead of plan.

Areas of strategic focus
Asia remains an important area of development for ICI as we look to build on the strong positions of our growth businesses in the region. During 2005, comparable sales growth from ICI’s International Businesses in Asia was 11%, with National Starch, Quest and ICI Paints all delivering good growth. National Starch opened a new technical and manufacturing centre in China for electronic materials and we began implementing plans for new paints facilities in China and Vietnam. As a result of our strong growth across the region in recent years, Asia now represents 24% of Group sales. ICI’s businesses in Latin America also delivered good growth in sales and profits as the region continued to benefit from economic recovery. Performance in North America was also good, with sales growth led by price increases and modest volume growth in most businesses. ICI’s activities in Europe delivered a robust performance in generally weak trading conditions.

Our strategy focuses on actively managing our portfolio in different ways to create shareholder value. Sales, capital expenditure, head count and profitability all increased in our targeted growth activities. At the same time, ICI continued to achieve improvements in cost and capital effectiveness. As a result of this strategic focus we completed the sale of Vinamul Polymers in February, and made the modest acquisition of the Celanese redispersible powder polymers business in September.

We have also made good progress towards completing the restructuring activities launched in 2003. Cumulative savings from that programme reached £106m out of an increased target of £140m – increased by £13m because we under-spent to achieve our original targets and have redeployed the resources to secure additional savings. Since the programme’s initiation, headcount has reduced by 2,100.

2 ICI Annual Review 2005	Statement by the Chairman and the Chief Executive

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Improved profitable sales growth is driven by technological innovation, and ICI has maintained a satisfactory level of investment in R&D, the long-term benefit of which is seen in new product launches. One of the most exciting has been the launch of Quest’s ‘ImpaQ Taste Technology’ platform, a new range of flavour molecules that should significantly reduce salt, sugar and fat content without reducing flavour impact in food products where it is used, for example in ice creams or snack foods. National Starch also launched an innovative new printable adhesive developed for the latest faster, more compact electronics applications. This technology increases product reliability and reduces assembly costs, creating significant savings for our customers.

Sustainability has also seen significant developments with the end of ICI’s Challenge 2005 programme and the launch of the new Challenge 2010 targets. More details are available on our website (www.ici.com/sustainability). Managing sustainable development remains at the heart of the way we operate, and the Group has established itself as a leader in its industry, reflected in its membership of the Dow Jones Sustainability Index for a second successive year as well as being a member of the FTSE4 Good Index.

People
Lord Trotman
Sadly, in 2005 we mourned the sudden death of our former Chairman, Lord Trotman, aged 71. Alex Trotman, who joined ICI’s Board as a Non-Executive Director in 1997, became Chairman in 2002 and steered ICI through a critical period. He retired from the Board at age 70, leaving behind a stronger ICI. He will be greatly missed by his many former colleagues at ICI.

Tim Scott
Tragically, the Group also lost one of its most talented leaders when Tim Scott, our Chief Financial Officer, died suddenly in August, aged 43. Tim had been with ICI, and previously Unilever, for over 20 years and had been CFO since 2001 when he was also appointed an Executive Director of the Company. His contribution to strategy and the management of the business was immense, and he will be greatly missed by his friends and colleagues alike.

Towards the end of the year, the Group appointed Alan Brown to succeed Tim in the role of Chief Financial Officer and he joined the Board in November 2005 as an Executive Director. Alan joined us from Unilever where he was Chairman of Unilever China and Hong Kong and previously Senior Vice President of Finance and Information Technology for Unilever’s Food and Beverage division in Europe. We are delighted that he has joined ICI, and are confident he will make an outstanding contribution to ICI in the years ahead.

ICI also appointed a number of new senior managers to the business, including new leaders for our fragrance business within Quest and for the Group technology function. Internal development has also been strong with a further six senior executives appointed by promotion within the businesses.

The performance in 2005 could not have been delivered without the continued dedication, hard work and support of ICI’s employees around the world. We have just under 32,000 people employed in over 50 countries. Ensuring our teams have safe and stimulating working environments and good career opportunities remains critical as the Group continues to develop as a leading multinational company.

Outlook

2005 turned out much as planned, although more work had to be done to manage high raw material inflation and raise prices. We maintained our strategic progress and improved the financial performance of the business despite mixed trading conditions.

With good strategic growth platforms developing in Asia and in a number of important, high growth industries, the long-term prospects for the Group look favourable. However, more remains to be done in the short-term to capitalise on the progress we have made to date and our teams will be focused in 2006 on achieving our strategic plan targets and completing the 2003 restructuring programme, whilst developing our plans for 2007 and beyond.

Because of ICI’s long history we have significant pension commitments. Principally as a result of changes in mortality, the aggregate net deficit of our pension and other post-retirement plans has increased from £1.2bn to £1.7bn. As a result, we have agreed with the trustees of the two principal UK pension funds to make increased contributions from 2006 onwards.

Our outlook for 2006 is unchanged. At this early stage in the year trading conditions look satisfactory, with growth opportunities in Asia, North America and Latin America likely to offset any generally weak trading conditions in Western Europe. Against this backdrop, and with further incremental benefits from restructuring, ICI expects to make further progress in 2006 towards its strategic plan targets.

ICI’s shareholders, employees and customers have provided strong support to the Group over recent years and we thank them for their ongoing trust and confidence. We are mindful of our financial responsibility to all stakeholders and the need always to act with the highest standards of integrity and transparency. We remain committed to achieving both as we move forward.

Statement by the Chairman and the Chief Executive	ICI Annual Review 2005 3

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ICI Group summary

ICI is one of the world’s major specialty chemicals and paints businesses with products and ingredients developed for a wide range of markets.

ICI’s specialty products and paints businesses comprise National Starch, Quest, Uniqema and ICI Paints. These businesses serve diverse consumer and industrial markets through some 70 strategic business units with an array of market leadership positions around the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

The businesses are supported by Group functions that provide expertise in the disciplines of information technology, procurement, human resources, operations, finance, sustainability, safety, health and the environment (SHE), and applied technology.

Our products can be found in many household items; the illustration below highlights just a few that can be found in the kitchen:

1. National Starch
National Starch formulates a wide variety of functional ingredients found in the kitchen. For foods, these include: starch-based crisping, textural and fibre enhancements in breakfast cereals, snacks and baked goods; thickeners and stabilisers for soups, gravies and dairy products. Adhesives for packaging – from boxes and can labels to attaching straws to juice boxes. Non-food products include polymers, fragrance encapsulation and cleansing agents in dish detergents. Structural products include window glazing, adhesives used to fabricate windows; starches used in wallboard; as well as adhesives to produce and hold insulation in place in appliances and buildings.

2. Quest
Quest creates distinctive flavours for sweet and savoury foods and beverages, including crisps, biscuits, soda and juices, tea and coffee, breakfast cereals, soups, snack bars, sauces, ice cream and yoghurt. Quest also develops appealing fragrances for use in laundry powder, fabric softener, air fresheners and cleaning fluids.

3. Uniqema
Uniqema produces surfactants for mild handwash and dishwashing formulations and makes additives that improve the performance of coatings used on the inside of cans. Its products are also used in the rigid foam that provides insulation and structural strength for refrigerators, while Uniqema lubricants are a vital component of fridge cooling systems. 500 million fridge compressors now run on Uniqema’s world-leading ‘Emkarate RL’ technology.

4. ICI Paints
ICI Paints is a leading supplier of can and other packaging coatings and one of the world’s top producers of paints for decorating homes. Its high quality coatings come in a range of expressive colours, and its formulations and packaging innovations aim to meet the needs of DIY and professional decorators.

4 ICI Annual Review 2005	ICI Group summary

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National Starch

National Starch markets an extensive product range to sectors as diverse as food, healthcare and construction. Four main divisions are grouped around adhesives, specialty starches, specialty synthetic polymers and electronic and engineering materials. Headquartered in the USA, with manufacturing and customer service centres in 39 countries.	£1,871m revenue £214m trading profit† 13.1% return on capital employed* 8,910 employeesø

Quest

Quest creates and markets flavours and fragrance concepts and solutions for the fast moving consumer goods industries. It makes ingredients for foods, snacks, beverages, personal care, fine fragrances, and home hygiene products. Headquartered in the Netherlands, with operations in 31 countries.	£560m revenue £52m trading profit† 10.1% return on capital employed* 3,450 employeesø

Uniqema

Uniqema provides products which deliver specific effects that influence how customers’ products feel or perform. The formulation of personal care ingredients, natural and synthetic lubricants and polymers are areas of particular expertise. Headquartered in the Netherlands, with manufacturing in 11 countries.	£631m revenue £22m trading profit† 2.3% return on capital employed* 2,630 employeesø

ICI Paints

With some of the world’s top paint and decorative product brands, ICI Paints aims to inspire consumers to transform their surroundings with performance products and colour. It makes products to prepare and care for many building materials, and also provides coatings for cans and packaging. Headquartered in the UK, with manufacturing in 24 countries.	£2,331m revenue £253m trading profit† 23.0% return on capital employed* 15,160 employeesø

Regional and Industrial

ICI has a number of Regional and Industrial businesses that are essentially local in scope. Principal operations are in Pakistan and Argentina and include the manufacture of pure terephthalic acid, polyester, sulphur-related chemicals, wine additives and soda ash.	£428m revenue £48m trading profit† 19.7% return on capital employed* 2,140 employeesø

† Trading profit is defined as operating profit before special items. * ICI’s method of calculating return on capital employed is defined on page 29. ø Average employee numbers in 2005.

ICI Group summary	ICI Annual Review 2005 5

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History and activities

1. National Starch
National Starch formulates hair
fixative polymers for hair sprays,
gels and mousses; and conditioning,
film forming and thickening polymers
for conditioners, shampoos, skin
lotions and sunscreens. National
Starch also makes polymers and
starches used in mortars, tile grouts,
ceramic tile settings and flooring
compounds, and makes adhesives
for packaging and labelling, including
personal care product packaging.

2. Quest
Quest creates fine fragrances for men
and women as well as fragrances
for a host of personal care products,
including shampoo and hair
conditioner, bath foam, shower gel,
spray deodorant, hand and skin
moisturiser, toothpaste and hairspray.

3. Uniqema
Uniqema supplies mild handwash,
liquid soap and shampoo ingredients,
surfactants for moisturiser, make
up and sunscreen, as well as many
ingredients for formulations requiring
Pharmacopoeia standards for
ensuring products’ efficacy.

4. ICI Paints
ICI Paints decorative coatings allow
consumers to create environments
within their homes. In fact, 50 million
households, all over the world, use
ICI paints every year. ICI Paints also
formulates and manufactures
construction adhesives, repair
products, caulks and sealants.

History
ICI celebrates its 80th year in 2006. The Company was formed in 1926 by the merger of four UK chemical companies: Brunner Mond, Nobel Industries, British Dyestuffs and United Alkali. ICI is one of a small number of companies listed continuously on the leading UK stock index – originally the FT 30, now the FTSE 100 – since the 1930s.

During the course of its history, ICI has been an acknowledged leader in diverse disciplines, including fundamental science, engineering, manufacturing and human resources. The Group’s major inventions have been equally diverse, ranging from the plastics polythene and Perspex to beta blockers and the antimalarial treatment Paludrine.

In 1993, ICI demerged its bioscience businesses to a publicly listed company, Zeneca Group PLC (now AstraZeneca PLC). In 1997, ICI began its transformation from regional manufacturer of bulk chemicals to a global specialty chemicals and paints leader with the acquisition of Unilever’s Speciality Chemicals businesses.

Over the last decade, ICI has transformed its portfolio through a number of acquisitions and divestments worth more than £12bn. Divestment proceeds have been used to repay debt and improve balance sheet strength. Today, four specialty chemicals and paints businesses form the core of ICI – National Starch, Quest, Uniqema and ICI Paints.

Spread and balance of activities
ICI is headquartered in the UK, where it also has a number of major manufacturing activities. Outside the UK, the Group’s activities are geographically diverse with growing businesses in Asia and Latin America and a significant presence in North America. Around one third of ICI’s activities are in Europe. Typically, ICI’s International Businesses are staffed almost entirely by local nationals and in total 86% of ICI’s 31,910 employees are located outside the UK.

The Group has operations in over 50 countries around the world and its customers are spread across a diverse range of product sectors. More than 60% of ICI’s revenue is in sectors the Group believes are relatively non-cyclical, for example, food and beverages, decorative coatings, personal and household care products, and water treatment. Other sectors with a greater degree of cyclicality include automotive, industrial adhesives and construction materials, as well as semi-conductors. ICI believes this spread and balance of activities provides a manageable exposure to higher growth markets, for example in Asia, and to emerging products and technologies including food nutrition and electronics.

Overall, no one market sector dominates ICI’s customer base and no one customer represents a material proportion of Group revenue.

Revenue by business	Revenue by customer location	Revenue by market sector

6 ICI Annual Review 2005	History and activities

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Strategy

ICI’s strategic matrix
ICI’s vision is to become the leader in formulation science, creating complex mixtures that deliver the effects valued by consumers and customers. To achieve this leadership goal, and through this create superior returns for shareholders, the Group is building a portfolio of businesses that are leaders in their respective industries, bringing together consumer understanding, outstanding knowledge of customer needs and processes, and leading edge technology platforms to provide a distinctive competitive advantage for its customers.

At the last strategic review, ICI’s business units were evaluated in terms of market attractiveness (e.g. financial strength and sustainability) and competitive position (e.g. quality of products, technology and market share). Reflecting their different strengths and weaknesses, each business was then mapped onto the two by two matrix shown below. This matrix is fundamental to the strategic development of the business. For example, ICI intends to invest to support growth in businesses with strong positions in high growth markets – the “grow aggressively” segments –which are more attractive in the long term. In contrast, ICI will invest to improve cost and capital effectiveness in its businesses in relatively low growth markets – the “maintain selectively” segments – with the aim of continued cost effectiveness and resilient financial performance. Examples of this approach can be found in the section that follows entitled Strategic Progress in 2005.

ICI’s strategy is to create and capture additional value from three principal sources:

•	Differentiated resource allocation
Investing in technology and marketing in those businesses where sustainable competitive advantage can be created;

Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall – in the near term through the successful delivery of restructuring, and sustainably through changing the organisation, culture, and behaviour in ICI to consistently deliver improvements; and

Strategy execution
A greater focus on strategy execution, upgrading operational capabilities and enhancing rewards for short to medium-term performance delivery.

Examples of what was achieved in 2005 can be found in the section that follows entitled Strategic Progress in 2005.

Strategic plan targets
Underpinned by a set of specific strategic thrusts, the delivery of sustained performance improvement against clear financial targets should enable ICI to deliver significant improvements in shareholder return. The targets, first set out in 2003, are outlined below.

1. National Starch
National Starch provides
encapsulating starches to protect
flavours, stabilise emulsions and
improve mouthfeel in beverages.
It also formulates waterborne and
hot melt adhesives for packaging
and labelling, paperboard laminating,
and folding carton and corrugated
packaging assembly.

2. Quest
Quest makes drinks taste delicious by creating flavours for all tastes, varying from strawberry to vanilla, raspberry, apple, lime, chocolate, orange, passion fruit, cinnamon and more.

3. Uniqema
Uniqema makes ingredients used in can coatings (to prevent spoilage), in hot melt adhesives to hold the cardboard package together, and printing inks used in packaging labelling.

4. ICI Paints
ICI Paints Packaging Coatings formulates and manufactures specialised internal and external coatings for food and beverage cans.

ICI’s strategic matrix	Strategic plan targets

Only major business units shown.	Definitions of terms appear on page 29.

Strategy	ICI Annual Review 2005 7

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Strategic progress in 2005
Overall, 2005 has been another satisfactory year with ICI making further incremental progress towards its strategic plan targets, first set out in 2003. As expected, 2005 was more challenging than 2004, with higher raw material cost inflation and mixed trading conditions having an adverse impact on underlying performance. Despite this, comparable sales growth of 6% compared well with estimated real growth in global GDP of 3.4%* and with the overall trading margin broadly unchanged at 9.5% (2004 9.6%), ICI remains on track to achieve a two percentage point improvement in Group trading margin over the four years of the plan. Taken together with improved capital management, this has helped the Group improve return on capital employed by 0.8%, to 13.5%, and generate positive cash flow before acquisitions and divestments of £170m in 2005 (2004 £82m).

ICI’s strategy focuses on actively managing its portfolio in different ways to create shareholder value. Investment in “grow selectively” and “grow aggressively” businesses aims to strengthen their competitive positions and open up new market opportunities. Alternatively, investment in “maintain selectively” and “maintain aggressively’’ operations should improve returns on capital, margin and cash flows whilst improving market positions where possible.

Overall, comparable sales growth for businesses which ICI intends to “grow aggressively” was over 7% in 2005, compared with sales growth in the “maintain selectively” segment of 3%. Restructuring and other cost and capital efficiency projects contributed to margin improvements in every quadrant except “maintain aggressively” where progress was held back by high raw material costs and the increased manufacturing and energy costs at National Starch’s US starch operations.

ICI continued to invest preferentially in its “grow aggressively” businesses. Capital expenditure was again in excess of depreciation as the businesses invested in growth opportunities. National Starch opened a strategically important new technical and manufacturing centre for Electronic Materials in China, and ICI Paints started

*Source: Oxford Economic Forecasting December 2005.

Sales – International Businesses

new manufacturing projects in China and Vietnam. In addition, many new and innovative products were launched by the businesses in 2005. These included ‘ImpaQ Taste Technology’, a range of flavour molecules launched by Quest to replace high levels of salt, fat and sugar in processed foods, and a new printable adhesive, launched by National Starch’s Ablestik operation, for use in the latest faster, more compact electronics applications.

Regionally, ICI maintained its good progress developing its “grow aggressively” activities in Asia. Across all the strategic quadrants, comparable sales grew 11% in the region. ICI Paints, in particular, made good progress in the key developing economies with comparable growth of 17% for the year. As a result, sales reported in Asia were 24% (2004 22%) of the Group total.

At the same time as investing in “grow” businesses ICI maintained its focus on restructuring activities. Cumulative savings from the programme launched in 2003 reached £106m out of an increased target of £140m. Since the start of the programme ICI has removed 2,100 job positions from its businesses.

In February 2005, ICI completed the sale of the Vinamul Polymers business. Other small divestments included Zweihorn, a specialty woodcare business in Germany, 51% of ICI India’s rubber chemicals business to a joint venture company established in partnership with PMC Group International of the USA, and ICI’s interest in Pielcolor Uruguay SA, a manufacturer of chemicals for leather stains. In total, these generated net disposal proceeds of £108m.

In September, ICI acquired the redispersible powder polymers business from Celanese for £15m. This acquisition should enhance the growth opportunities of National Starch’s specialty polymers activities through expanding its product range, increasing its customer footprint and providing additional manufacturing capacity.

Uniqema
In February 2006, ICI announced that it was evaluating its options with regard to Uniqema. ICI believes that Uniqema is a market leading oleochemicals and derivatives business with a good product portfolio and a strong management team. The restructuring programme announced in 2003 has generated significant savings, resulting in improved profitability. The Uniqema team has identified a range of further restructuring opportunities that could further improve overall profitability, but which would require significant additional investment. In this context, and in the light of other investment opportunities available to ICI across the Group, in particular in those areas where there is the prospect of greater strategic and financial returns, ICI is evaluating its options with a view to divesting the business, subject to a deal realising value for shareholders.

•	This chart shows the change in comparable sales for the International Businesses by strategic quadrant from 2004 to 2005.

•	Areas of the squares reflect the proportion of total International Businesses’ sales in the quadrant with the proportion percentages shown in the outer corner of each square.

8 ICI Annual Review 2005	Strategic progress in 2005

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Chief Financial Officer’s review

ICI made satisfactory progress in 2005 in mixed trading conditions.

Alan Brown
Chief Financial Officer

Summary financial statement
ICI made satisfactory progress in 2005 in mixed trading conditions. Group sales were 6% ahead of 2004 on a comparable basis, reflecting modest volume growth and increased selling prices in response to significantly higher raw material and energy costs. There was strong growth of comparable sales for the International Businesses in both Asia (11%) and Latin America (15%). Comparable sales in North America were up 3% and, in more difficult economic conditions, comparable sales in Europe were 1% ahead.

Selling price increases through the year fully recovered the monetary impact of increased raw material and energy costs. With good control of costs below gross margin and benefits from restructuring programmes, Group trading profit for the year was 5% ahead of 2004 on a comparable basis. All businesses with the exception of Regional and Industrial delivered growth in trading profit.

Group adjusted profit before tax and special items was £444m, 5% ahead of 2004, and adjusted earnings per share of 27.1p were also 5% higher. Net profit before special items attributable to the equity holders of ICI was £321m, £15m ahead of 2004. Net profit after special items was £420m compared with £508m last year.

With improved profit and substantially lower working capital, cash flow before acquisitions and divestments of £170m was £88m higher than last year and net debt fell by £244m to £745m. Interest cover improved to 7.2 times from 6.0 times last year.

Group’s financial performance
The Group’s sales, adjusted profit before tax and net profit attributable to the equity holders of ICI for 2005 are summarised below compared with the results for 2004.

			Actual	Comparable*
			increase/	increase/
	2005	2004	(decrease)	(decrease)
	£m	£m	%	%

Revenue

National Starch	1,871	1,878	–	5

Quest	560	584	(4)	3

Uniqema	631	629	–	(1)

Paints	2,331	2,161	8	6

Regional and Industrial	428	375	14	17

Total reporting segments	5,821	5,627	3	6

Corporate and Other	3	3	n.m.	n.m.

Inter-segment eliminations	(12)	(21)	n.m.	n.m.

Total	5,812	5,609	4	6

Trading profit†

National Starch	214	214	–	5

Quest	52	47	11	28

Uniqema	22	20	9	6

Paints	253	235	8	6

Regional and Industrial	48	49	(3)	(2)

Total reporting segments	589	565	4	6

Corporate and Other	(39)	(27)	n.m.	n.m.

Group trading profit	550	538	2	5

Income from associates	3	2	50

Net finance expense	(109)	(118)	8

Adjusted Group profit before taxø	444	422	5

Net profit attributable to the equity holders of the parent

Before special items	321	306	5

After special items	390	474	(18)

†	Trading profit is defined as operating profit before special items.

*	References to comparable performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported.

Ø	Profit before tax and special items.

n.m. – not meaningful.

Chief Financial Officer’s review	ICI Annual Review 2005 9

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Profit before tax
On a comparable basis, all businesses with the exception of Regional and Industrial delivered growth in trading profit, notably Quest, which was strongly ahead of 2004 (+28%). National Starch was 5% ahead, and both Paints and Uniqema were 6% up. Regional and Industrial was 2% lower.

Including the effects of foreign currency translation (+1%) and acquisitions and divestments (-4%) Group trading profit for the year as reported was £550m, £12m ahead of 2004.

With lower net finance expenses, Group profit before tax and special items of £444m, was £22m ahead of last year. After special items, Group profit before tax was £500m, £106m lower than last year due primarily to a lower profit on the disposal of businesses.

Taxation
Taxation on adjusted profit before tax was £92m for the year, £4m above last year, reflecting the higher trading profit. The effective tax rate for the Group at 21% was in line with 2004. The effective tax rate is calculated as taxation (excluding tax on special items) divided by profit before tax and special items. Including tax on special items, taxation was £80m (2004 £98m).

Special items
After taxation special items amounted to a profit of £68m.

Gains on special items in operating profit of £34m related to a £40m benefit associated with changes to the terms of the Noblesse pension and post-retirement healthcare schemes in the Netherlands, and £7m profit on disposal of fixed assets, partly offset by £13m of costs associated with restructuring programmes. Delivery of cost savings from the restructuring initiatives first announced in 2003 remained on track, and at the half year, it was announced that the full benefit delivery was expected with cash expenditure of £11m less than previously indicated. Consequently, the £11m will be used to extend the restructuring programme further to deliver total expected benefits of £140m in 2007, £13m higher than for the original programme. The cumulative charge to the income statement for the programme to the end of 2005 was £222m; further charges of £9m are expected in 2006.

The cumulative cash expenditure on the programme at the end of 2005 was £142m. The remaining cash spend is also expected to be incurred primarily in 2006. The extended programme delivered £106m of cost benefit in 2005; headcount across the Group was around 2,100 lower than at the start of the programme.

The £20m profit on sale of operations for the year included gains arising on the disposal of the Zweihorn wood finish business in Germany and the Vinamul Polymers business and a loss on the disposal of 51% of the Regional and Industrial rubber chemicals business in India. Other items related to divested businesses, including increases in provisions relating to environmental and pension administration costs, the release of provisions following a land transaction in the north of England and changes to post-retirement healthcare plans in the US.

In 2004, the profit on sale of operations (£175m) related mainly to the gain on the sale of the Quest Food Ingredients business.

Net profit and earnings per share
Net profit before special items attributable to the equity holders of the parent was £321m, £15m ahead of 2004. Adjusted earnings per share (before special items) for the year were 27.1p, compared with 25.8p for 2004, a 5% increase.

Net profit after special items was £420m compared with £508m last year. Earnings per share after special items were 32.9p, compared with 40.1p for 2004.

Dividend and dividend policy
The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

The Board continues to believe that this approach is appropriate, and therefore confirms that, following the introduction of IFRS, ICI’s continued intent will be to grow dividends at about the same rate as the growth in net profit before special items attributable to equity holders of the parent. Consequently, the Board has recommended a second interim dividend per £1 Ordinary Share of 3.95p (2004 3.90p) to bring the total dividend for 2005 to 7.70p (2004 7.30p), reflecting the 5% growth in net profit before special items attributable to the equity holders of the parent.

Returns on capital employed
Higher trading profit in 2005 of £550m (2004 £538m) and the continued focus on reducing working capital contributed to an improvement in the Group’s strategic performance measure of return on capital employed (ROCE), which increased to 13.5% for the year from 12.7% in 2004.

Return on capital employed (ROCE)
See page 29 for the method of calculating this performance measure.

10 ICI Annual Review 2005	Chief Financial Officer’s review

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Cash flow
The following analysis of cash flow, which relates to the table (right), distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are the top-up payments to the ICI UK Pension Fund, interest, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of tangible fixed assets, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating activities
Profit before special items, net finance expense, taxation, depreciation and amortisation (“EBITDA”) for the year was £721m, £12m higher than last year (2004 £709m), primarily as a result of higher trading profit.

After a relatively poor start to the year, working capital management improved in the second half and a significant element of the cash inflow was delivered through improved inventory management and effective control of debtors and creditors.

Cash outflows in relation to special items of £53m were £28m lower than in 2004 as elements of the restructuring programme reached completion. Despite higher cash outflows in relation to tax and dividend payments, net cash from operating activities for the year was an inflow of £359m, £32m higher than last year.

Investing activities
The completion of the sale of the Vinamul Polymers business, with proceeds of £111m, was the major contributor to net disposal proceeds of £108m. Capital expenditure of £159m was in line with last year (2004 £158m). After payments of £47m in respect of disposals prior to 2004 (2004 £95m) and acquisitions of £23m (2004 £4m), net cash used in investing activities was an outflow of £106m, compared with an inflow of £29m in 2004 which included the proceeds from the sale of the Quest Food Ingredients business.

Cash flow before acquisitions and divestments
The Group generated a cash inflow before acquisitions and divestments of £170m, compared with £82m for 2004.

Movement in net debt
Net debt at the end of 2005 was £745m, £244m lower than at the beginning of the year. Net debt at the start of the year was increased by £69m for restatement due to IFRS transition adjustments in relation to certain financial instruments recognised in accordance with IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. The non-cash impact of £9m included the result of foreign currency translation and fair value adjustments.

Financing activities
Further to the cash inflow from operating activities of £359m (2004 £327m), and the cash outflow from investing activities of £106m (2004 cash inflow of £29m), both explained above, the cash flow from financing activities was an outflow of £224m (2004 outflow of £464m). Repayments of long-term loans were significantly lower than in 2004 at £137m (2004 £521m). The increase in current asset investments of £6m was £32m lower than last year whilst the movement in short-term borrowings resulted in a cash outflow of £114m compared with an inflow of £84m in 2004. Consequently, cash and cash equivalents at the end of 2005 were £516m, £47m higher than at the end of 2004.

Management summary of Group cash flow

	2005	2004
	£m	£m

Operating activities

Profit before taxation and special items	444	422

Net finance expense	109	118

Depreciation and amortisation	168	169

Profit before special items, net finance expense, taxation, depreciation and amortisation (EBITDA)[1]	721	709

Add back:

Post-retirement benefit charges	41	63

Taxation on associates	1	2

Movement in working capital	60	13

Outflows from special items	(53)	(81)

Post-retirement benefit payments	(153)	(151)

Other items	(2)	(24)

Cash generated from operating activities	615	531

Net finance payments	(67)	(66)

Tax paid	(83)	(43)

Dividends paid	(106)	(95)

Net cash inflow from operating activities	359	327

Investing activities

Purchase of property, plant and equipment	(159)	(158)

Sale of property, plant and equipment	17	8

Acquisitions	(23)	(4)

Net proceeds from disposal of businesses post 2004	108	279

Payments in respect of disposals prior to 2004[2]	(47)	(95)

Tax paid in relation to disposals	(2)	(1)

Net cash (outflow)/inflow from investing activities	(106)	29

Cash inflow before financing activities	253	356

Cash flow before acquisitions and divestments[3]	170	82

Reconciliation of movement in net debt

Opening net debt	(920)	(1,326)

IFRS transition adjustments	(69)

Restated net debt at beginning of year	(989)	(1,326)

Cash flow before financing activities	253	356

Non-cash movement	(9)	50

Total movement in net debt	244	406

Closing net debt	(745)	(920)

1	Includes net income from associates.
2	Includes investment in Ineos Chlor in 2004.
3	Cash flow before acquisitions and divestments is as follows:

	2005	2004
	£m	£m
Cash flow before financing activities
(included in the table above )	253	356
Acquisitions	23	4
Disposals	(108)	(279)
Tax paid in relation to disposals	2	1
Cash flow before acquisitions and divestments	170	82

The Summary Financial Statement continues on page 18.

Chief Financial Officer’s review	ICI Annual Review 2005 11

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Board of Directors and Executive Management Team

12 ICI Annual Review 2005	Board of Directors and Executive Management Team

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1. Peter B Ellwood, CBE
Chairman
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989, he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music. In September 2005, he was appointed a Non-Executive Director of First Data Corporation, Inc.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination. Aged 62.

2. John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in Chemical Physics and, after completing his doctorate, was awarded a research fellowship.

In 1974, he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993, he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998, he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

Until September 2005, John McAdam was a Non-Executive Director of Severn Trent Plc. He was appointed as Senior Independent Director of J Sainsbury plc on 1 September 2005. In addition, he is a member of the University of Surrey Business Advisory Board and a member of the University of Cambridge Chemistry Advisory Board. Aged 57.

3. Alan Brown
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 14 November 2005.

Alan Brown read Law at Liverpool University and was called to the Bar in 1981. He is also a member of the Chartered Institute of Management Accountants.

He joined Unilever in 1980 and during the first seven years of his career worked in Birds Eye Walls in the UK. After four years in Mergers & Acquisitions, Treasury and Investor Relations at Unilever Head Office, Alan Brown returned to Birds Eye Walls as Finance and Commercial Director in 1991.

In 1994, he moved to Unilever Food & Beverages, Europe, as Senior Vice President, Finance and Information Technology. In 1997, he moved to Asia as Executive Chairman, Unilever Taiwan and then, in 2001, assumed the role of Executive Chairman, Unilever China and, more recently, of Unilever Hong Kong as well.

Alan Brown has had a distinguished career as a senior finance professional and general manager within Unilever and possesses a considerable breadth of commercial and international experience, having worked extensively in Asia and Continental Europe. Aged 49.

4. David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in Production Engineering and Management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later.

In May 2001, he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

Until 7 December 2005, David Hamill was a Non-Executive Director of BPB plc. Aged 48.

5. Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International and has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa.

Charles Knott graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical

Board of Directors and Executive Management Team	ICI Annual Review 2005 13

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Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the United States and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995, he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003, he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI. Aged 51.

6. William H Powell
Director
Appointed a Director on 2 February 2000. He is Chairman and Chief Executive of National Starch and Chemical Company and has Board responsibility for Sustainability (which includes Group Safety, Health and Environment matters).

William Powell joined National Starch and Chemical Company in 1976, gaining extensive experience in production, planning and general management. In 1981, he was appointed Divisional Vice President of Manufacturing for Adhesives and Resins. He was promoted to Corporate Vice President of the Resins and Specialty Chemical Division in 1984; Corporate Vice President, International in 1986; Group Vice President, Industrial Starch and Food Products division in 1989; and Executive Vice President in 1997. In 1999, he was appointed Chairman and Chief Executive Officer.

William Powell has a degree in Chemistry and a Masters degree in Chemical Engineering from Case Western Reserve University. In addition, he has a Masters in Business Administration from the University of North Dakota. He is a past Chairman of the Corn Refiners Association and currently an Honorary Director. He is a Non-Executive Director of Granite Construction Inc. and a member of the Institute of Food Technologists and the American Institute of Chemical Engineers. He is also a member of: the Board of Directors of the American Chemistry Council; the Executive Committee of the Society of Chemical Industry, American Section; and the Board of Trustees of the State Theatre of New Jersey. William Powell is a US citizen. Aged 60.

7. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001. He has a Masters in Physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986, he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998, he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

In addition, he was formerly the Chairman of Integrated Production and Test Engineering NV, and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority), Hesse-Noord Natie, Port of Antwerp and ASM International NV. He is currently a

Director of Wolters Kluwer NV, Hagemeyer NV, International Power plc, the Trust Office of KAS BANK NV, OCE NV, PSA Europe Limited and Chairman of the Supervisory Board of AFM (the Authority for Financial Markets in the Netherlands). He is also on the Board of the University of Amsterdam and Vice Chairman of Koninklijke Volker Wessels Stevin NV. Adri Baan is a Dutch national. Aged 63.

8. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002, he has been the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats (Literae Humaniores) from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers (Rt. Hon. Edward Heath 1972-74, Rt. Hon. Harold Wilson 1974-75 and Rt. Hon. Margaret Thatcher 1982-85).

In 1985, Lord Butler became second Permanent Secretary, Public Expenditure, HM Treasury, and in 1988, he was appointed as Secretary of the Cabinet and Head of the Home Civil Service. He retired from the Civil Service in 1998.

He is currently Master of University College, Oxford, and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Rhodes Trust, a Visitor of the Ashmolean Museum and a member of the Marsh & McLennan International Advisory Board. Aged 68.

9. Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a Doctorate from Yale Law School, Joseph Gorman practised law for five years before, in 1962, joining the legal department of TRW Inc., a multinational diversified company specialising in space, defense and automotive systems.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985, he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company, National City Corporation and TMG International AB. Joseph Gorman is a US citizen. Aged 68.

14 ICI Annual Review 2005	Board of Directors and Executive Management Team

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10. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford, with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over 25 years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and negotiating and executing acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995, he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc. In addition, from 2001 until 2005, Richard Haythornthwaite was Group Chief Executive Officer of Invensys plc.

He is currently Managing Director of Star Capital Partners and Chairman of the Better Regulation Commission. In addition, he is Chairman of the Almeida Theatre Company Limited, Trustee of NMSI and a Board Member of the British Council. Aged 49.

11. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS Chief Executive. She was a Director of the Bank of England from 1994 to 2001, becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at both Carpetright plc and SThree plc. She is also a Non-Executive Director of Hanson plc and the English National Opera and a trustee of the Reuters Founders Share Company. Aged 56.

The Executive Management Team comprises the Executive Directors and the following:

12. Leonard J Berlik
Appointed a member of the Executive Management Team on 1 April 2000. He is Executive Vice President, Uniqema. He joined National Starch and Chemical

Company in 1972 and, prior to his appointment with Industrial Specialties (now Uniqema) in 2000, served as Executive Vice President of the Adhesives Division. He is a Non-Executive Director of NIZO food research B.V. Leonard Berlik is a US citizen. Aged 58.

13. Rolf Deusinger
Appointed a member of the Executive Management Team on 1 July 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has more than 20 years of international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo, covering the Americas, Europe and Central Asia. Rolf Deusinger is a German national. Aged 48.

14. Andy M Ransom
Appointed a member of the Executive Management Team on 1 July 2005. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. A graduate of the University of Southampton, Andy Ransom qualified as a solicitor in 1987 and joined ICI in the same year, specialising as a senior mergers and acquisitions lawyer in the Corporate Centre. He was seconded to ICI Explosives in Toronto, Canada, in 1996 and became Vice President and General Counsel for ICI in the Americas, based in New Jersey, USA, two years later. In 2000, he was appointed Group Vice President Mergers and Acquisitions before being appointed to his current role. Aged 42.

Officers of the Company
The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting one third of the other Directors, or if their number is not three or a multiple of three, the nearest to one third, (being those longest in office since their last election or reelection) also retire and are eligible for re-election. In addition, any Director who has been in office for three years or more since his or her last re-election shall retire at the Annual General Meeting.

Tim Scott died in August 2005. He was succeeded by Alan Brown as Chief Financial Officer who was appointed on 14 November 2005.

Alan Brown retires under Article 102 of the Company’s Articles of Association. He is recommended for election to the Board.

Peter Ellwood, Richard Haythornthwaite and John McAdam retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Lord Butler retires in accordance with the policy set out on page 16. He is recommended for re-election.

All Executive Directors are employed on rolling contracts, subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

Board of Directors and Executive Management Team	ICI Annual Review 2005 15

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Summary corporate governance report

Corporate governance
ICI is committed to high standards of corporate governance. The Group has applied the principles contained in Section I of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code) and has complied throughout 2005, and to the date of this Annual Review, with the provisions set out therein as they apply to the Group.

The Board
The Board comprises the Chairman, Mr P B Ellwood, the Chief Executive, Dr J D G McAdam, four Executive Directors and five independent Non-Executive Directors (NEDs) including the Senior Independent Director, Lord Butler. Biographical details of all Directors are set out on page 13 to 15.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The NEDs, however, have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors, to scrutinise performance, assess risk and the integrity of financial information and controls, and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code and the New York Stock Exchange (NYSE) corporate governance rules save that in the case of the latter the Board has not sought to enquire into interests of Directors’ family members other than their spouse. The Board has concluded the Company complies with the requirements of the Combined Code and that all the NEDs are independent in character and judgement. On the same basis, Mr Ellwood was also independent when appointed Chairman.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders. In accordance with this policy, Lord Butler will retire and stand for re-election at the next Annual General Meeting of the Company.

The principal Board Committees, which report to the Board, are the Nomination Committee, the Remuneration Committee and the Audit Committee. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee meets as and when required. Summary remits of these Committees are set out below and full terms of reference are available via the Investor Relations section of ICI’s corporate website at www.ici.com and in paper form from the Company Secretariat on request.

Nomination Committee
The Nomination Committee comprises the independent NEDs under the Chairmanship of Mr Ellwood and is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and Executive Management Team. It met on two occasions in 2005.

Remuneration Committee
The Remuneration Committee determines on behalf of the Board the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. It met on five occasions in 2005.

The Committee comprises the independent Non-Executive Directors under the Chairmanship of Mr R N Haythornthwaite.

The Summary Remuneration Report on pages 18 to 19 includes details of remuneration policy and practices, and information on the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. The Committee also monitors the Group’s whistle-blowing procedures, ensuring that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. It met on four occasions in 2005.

The Committee comprises the independent NEDs under the Chairmanship of Mr J T Gorman. The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit and internal control
In accordance with the Turnbull Guidance for Directors on internal control (the Turnbull Guidance in the Combined Code), the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2005 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. The effectiveness of this process has been reviewed by the Audit Committee which reports its findings for consideration by the Board.

Board effectiveness
On appointment, all new Directors receive a formal induction tailored to their particular needs which includes, as appropriate, visits to key locations and meetings with senior executives. Throughout their period in office, Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a Director of a listed company and are periodically updated on these as part of their continuing development.

All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute.

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans.

In 2005, a comprehensive review took place of the effectiveness of the Board and its principal Committees. The Directors were asked to complete questionnaires and to provide comments on Board and Committee procedures and effectiveness. The results of the evaluations were reviewed by the Chairman and the Company Secretary, prior to being presented to the Board as a whole. The collective view of Directors was that the Board was operating effectively.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. The Company continues to monitor its legal and regulatory obligations arising from Sarbanes-Oxley. The Company has taken action to be compliant with those rules that have already become effective, and has plans to address rules with effective dates in 2006 and beyond. In particular, the Group has developed and progressed its plans to meet the requirements of Section 404 of the Sarbanes-Oxley Act.

In accordance with recommendations issued by the US Securities and Exchange Commission (SEC), the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel and Company Secretary, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, and the Chief Internal Auditor and Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer. In addition, the Committee reviews the Company’s Annual Reports, interim results announcements and other significant materials disseminated to shareholders before they are released.

16 ICI Annual Review 2005	Summary corporate governance report

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In November 2003, the SEC approved the NYSE’s new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, ICI must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors
Under NYSE listing rules applicable to US companies, independent Directors must comprise a majority of the Board of Directors. The NYSE rules include detailed tests for determining Director independence while the Combined Code prescribes a more general standard for determining Director independence. The Combined Code requires a company’s Board to assess Director independence by affirmatively concluding that the Director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

The ICI Board does not have a majority of independent Directors. However, the Board includes a balance of Executive Directors and independent NEDs such that no individual or group can dominate the Board’s decision making and the Company complies with the Combined Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis the Board has concluded that all NEDs are independent.

Nominating/Corporate Governance Committee
US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee composed entirely of independent directors with a charter that addresses the Committee’s purpose including the responsibility to develop and recommend to the Board a set of corporate governance principles.

ICI does not have a Nomination/Corporate Governance Committee. ICI’s Nomination Committee comprises the Company’s independent Non-Executive Directors and the Chairman who was deemed, under the Combined Code, to be independent on appointment. The responsibility for developing the Company’s corporate governance principles rests with the Board.

Non-management Directors’ meetings
Pursuant to NYSE listing standards for non-US companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year.

ICI’s NEDs meet twice a year with the Chairman and Chief Executive. These meetings include evaluation of Board and individual Director performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performances are being assessed. Discussions are led by the Chairman, except when his own performance and succession is discussed, when the Senior Independent Director takes the Chair.

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

As stated on page 16, ICI has applied the principles contained in Section I of the Combined Code and has complied throughout 2005, and to the date of this Annual Review, with the provisions set out therein as they apply to the Group. The Combined Code does not require ICI to disclose the full range of corporate governance guidelines with which it complies.

In August 2005, in compliance with the governance rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, it was determined that each member of the ICI Audit Committee satisfied the SEC independence requirements. Subsequent to this determination, the Company filed with the NYSE a written affirmation that the Audit Committee complied with Section 303A of the NYSE’s Listed Company Manual.

Principles of business conduct
ICI’s reputation for high ethical standards is central to its business success. ICI’s Code of Conduct (“the Code”) provides guidance in this area and has been communicated throughout the Group. It applies to all ICI employees, including Directors and Officers. A confidential, independently operated whistle-blowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on ICI’s corporate website (www.ici.com) and is available in paper form from the Company Secretariat on request.

Shareholder communications
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts is available by election or on request. At the half year, an interim report is sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. The Company’s financial reports are available to shareholders in paper and electronic form. ICI’s corporate website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

Shareholders have the opportunity to receive documents such as the Notice of Meeting, form of proxy, the Annual Report and Annual Review in electronic form via the internet rather than in paper form through the post. Shareholders choosing this option will receive a notification by e-mail each time the Company publishes such documentation on its website. Shareholders may also appoint proxies electronically.

Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-today basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and, through him, the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders may leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors.

Corporate Governance Rating
In a report issued in July 2005 by Governance Metrics International, a global corporate governance ratings agency, ICI was ranked among the top UK companies, with an overall global corporate governance rating of 9.5 out of a possible 10.

In addition, in February 2006, the Company received the Best of European Business award, a competition jointly sponsored by Roland Berger Strategy Consultants and the Financial Times, in the category of Best Corporate Governance.

Summary corporate governance report	ICI Annual Review 2005 17

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Summary remuneration report

The following is a summary of the full Remuneration Report that is contained on pages 42 to 52 of the ICI 2005 Annual Report and Accounts. The full Report can be found on ICI’s corporate website (www.ici.com) or copies may be obtained on request from the Company Secretariat as noted on page 21.

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. This requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with which ICI competes for talent.

To achieve this the remuneration package for Executive Directors is based upon the following principles:

•	Incentives should align the interests of executives and shareholders and reward the creation of long-term value, within a framework which enables risk to be assessed and managed;

•	There should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package;

•	The total package for on-target performance should be fully competitive in the relevant market;

•	There should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
Base salary
Base salaries for all Executive Directors are set within a range positioned around the mid-market level for similar large international companies in the relevant national market. Individual salaries are reviewed each year and adjusted, where necessary, to recognise the individual’s role, performance, position in their salary range and experience, as well as developments in the external executive pay market.

Annual Incentive Plan
The Annual Incentive Plan is designed to motivate Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes thereby providing alignment between key annual business targets and reward.

The target bonus opportunity available to Executive Directors for 2006 will remain at 50% of salary. A maximum opportunity of 100% of salary will be possible for significant over-achievement of the pre-set targets. The 2006 bonus targets for Executive Directors are a mix of profit, cash flow, return on capital employed, sales and performance against key strategic objectives. The Remuneration Committee retains discretion in the final determination of awards by taking into account the Group’s broader performance in addition to the achievement of the specified financial targets.

Long-term incentives
ICI’s long-term incentives are designed to focus Executive Directors on sustainable longer-term business performance, strengthening the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan. Together, these plans are designed to deliver competitive rewards for improved financial performance.

The PGP makes conditional awards of ICI shares to Executive Directors which are linked to performance over a fixed three-year period, measured as follows:

•	For the Chief Executive and Chief Financial Officer, the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSRs of a Peer Group of competitor and/or comparable companies. TSR is the change in share price plus reinvested dividends;

•	For the other Executive Directors, 50% of their award will be based on the TSR performance of the Company relative to the Peer Group; the other 50% of their award will depend on the Economic Profit performance over three years of the Business for which the Executive Director is responsible. Economic Profit is based on profit after tax, less a charge for the use of capital;

•	In addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The maximum conditional award to be made in 2006 will be 100% of base salary (200% in the case of US Directors). For the maximum awards to be paid on the TSR element, performance must be at position 3 or higher out of the 17 companies in the Peer Group, including ICI. For achieving median TSR performance (position 9 out of 17), 40% of this maximum award will be paid. Awards are pro-rated between positions 9 and 3. No award will be paid for below median TSR performance.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

The Executive Share Option Plan grants options that vest and become exercisable provided demanding performance conditions are met. There is no retesting of these conditions after the three-year performance period.

Options under the Plan must be held for a minimum of 3 years from date of grant before they can be exercised and lapse if not exercised within 10 years. The shares to meet options exercised may be either bought in the market or provided by a new issue of shares.

Retirement and other benefits
The nature and scale of the Executive Directors’ benefits packages are positioned around the median of the relevant national market. The major element of the packages is the retirement benefit. Except where current Executive Directors already participate in a defined benefit pension plan, retirement benefits are provided on a defined contribution basis, so that the costs to ICI are stable and predictable. Where possible, plans enable executives to make their own contributions in addition to those made by ICI. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

Performance graph

18 ICI Annual Review 2005	Summary remuneration report

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Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

Remuneration Committee – role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company.

The Committee is comprised exclusively of the independent Non-Executive Directors of the Company. The constitution and operation of the Committee comply with The Combined Code.

Chairman and Non-Executive Directors
The remuneration policy for the Chairman is determined by the Remuneration Committee. The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. The Chairman and Non-Executive Directors are not eligible to participate in incentive plans.

Directors’ service agreements and letters of engagement
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

Directors’ share interests
Full details of Directors’ share interests, share options and other share-based awards are contained in the full Remuneration Report that is available on request.

Full Remuneration Report
The full Remuneration Report can be found on ICI’s corporate website (www.ici.com) and paper copies may be obtained, on request, from the Company Secretariat as noted on page 21.

Directors’ emoluments
 (audited)

		Base	Annual	Benefits					Defined
		salaries	incentive	and other			Defined benefit		contribution
		and fees	payments	emoluments			pension plans		pension
		(notes 1,2)	(notes 1,3)	(note 4)	Total		(notes 5,8)		plans

							Accrued	Transfer value	Contri-
							pension	of accrued	butions
								pension

		2005	2005	2005	2005	2004	2005	2005	2005
	notes	£000	£000	£000	£000	£000	£000 p.a	£000	£000

P B Ellwood	6	260			260	240

Dr J D G McAdam	7	700	478	23	1,201	1,268	521	9,257

A J Brown	1,4	54	–	23	77

D C M Hamill	4	406	263	134	803	792			26

C F Knott	2,4,7	381	199	89	669	249	199	2,414

W H Powell	2,7	414	179	19	612	616	339	4,712	39

T A Scott	1,8	268	165	20	453	739	170	1,416

A Baan	9	36			36	36

Lord Butler	9	46			46	46

J T Gorman	9	46			46	46

R N Haythornthwaite	9	46			46	46

Baroness Noakes	9	36			36	30

Directors in prior years						418

Total		2,693	1,284	308	4,285	4,526

(1)	Salaries for Executive Directors were reviewed with effect from 1 January 2005 and the figures shown for 2005 include increases paid from 3.6% to 9.4%. For 2005, the figures reported are the annual rate of base salaries or fees in payment at 31 December 2005 except in respect of Mr T A Scott who died on 12 August 2005 and Mr A J Brown who was appointed an Executive Director on 14 November 2005 and whose annual base salary at 31 December 2005 was £415,000. All amounts reported for Mr Scott and Mr Brown are in respect of the part of the year for which they were employed as Directors. This includes a pro-rated annual incentive payment to the estate of Mr Scott.

(2)	In 2005, Mr W H Powell received a base salary of US$754,500. Mr C F Knott has service agreements with Quest in both the Netherlands and in the UK. Mr Knott’s annual base salary as at 31 December 2005 under these agreements comprised €392,000 and £112,500 respectively. The base salaries disclosed for both these individuals are the total sterling equivalents.

(3)	The annual bonus opportunity available to Executive Directors for 2005 for achievement of on-target performance was 50% of base salary with a maximum opportunity of 100% of base salary for significant over-achievement. During 2005, bonus targets focused on the delivery of profit, cash flow, return on capital employed (ROCE), sales and the achievement of key strategic objectives. Bonus payments for 2005 performance are shown in the table above. Further detail on performance achieved is contained in the full Remuneration Report that is available on request.

(4)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans) and, for UK-based Directors, external advice provided to them on the new UK pension regime. Other emoluments comprise retirement benefit allowances payable in cash to Mr A J Brown and to Mr D C M Hamill (full details are contained in the full Remuneration Report, available on request), a car allowance paid to Mr Brown in lieu of provision of a company car and an overseas allowance payable to Mr C F Knott.

(5)	Accrued pension payable at normal retirement age or date of retirement. A transfer value is the present value lump sum equivalent to the accrued pension benefit.

(6)	During 2005, Mr P B Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares.

(7)	On 13 February 2006, Dr J D G McAdam, Mr C F Knott and Mr W H Powell received shares under the Performance Growth Plan in respect of ICI’s TSR performance relative to the Peer Group over the three-year period 2003 to 2005. Mr Powell also received an award of shares in respect of the part of his conditional award based on the performance of the National Starch business. Dr McAdam received shares to the value of £570,000, Mr Knott received shares to the value of £181,000 and Mr Powell received shares to the value of £702,000. Further details of these awards and the performance achieved are contained in the full Remuneration Report that is available on request. Mr Knott also received a PGP related cash payment in respect of a one-off incentive arrangement which pre-dated his appointment as an Executive Director, for which the payment relating to his service as an Executive Director was £35,555 (sterling equivalent). No gains were realised by Executive Directors on the exercise of share options during 2005.

(8)	Following Mr T A Scott’s death on 12 August 2005, the treatment of awards previously made to Mr Scott under ICI’s long term incentive plans were determined by the relevant Plan Rules. The ICI Specialty Chemicals Pension Fund, in which Mr Scott participated prior to his death, has made the standard benefit provision to his dependants in respect of his category of membership. The pension figures in the table for Mr Scott are as at his date of death.

(9)	For 2005, the remuneration of Non-Executive Directors comprised an annual fee of £36,000. An additional £10,000 per annum was paid to the Chairmen of Board Committees and to Lord Butler in respect of his position as Senior Independent Director. Baroness Noakes was appointed as a Non-Executive Director on 1 March 2004 and the amount reported in the 2004 total column is in respect of the part year of employment.

Summary remuneration report	ICI Annual Review 2005 19

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Summary Group income statement
for the year ended 31 December 2005

		2005				2004

		Continuing		Discontinued		Continuing		Discontinued
		operations		operations	Total	operations		operations	Total

		Before	Special			Before	Special
		special	items			special	items
		items				items
	notes	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	2	5,812		–	5,812	5,609		–	5,609

Operating costs		(5,302)	27	–	(5,275)	(5,106)	(5)	–	(5,111)

(including special items of:

restructuring costs			(13)	–	(13)		(5)	–	(5)

post-retirement benefits)			40	–	40		–	–	–

Other operating income		40	–	–	40	35	–	–	35

Profits less losses on disposal of fixed assets			7	–	7		(1)	–	(1)

Operating profit (loss)	2	550	34	–	584	538	(6)	–	532

Profits less losses on sale of operations			13	7	20		195	(20)	175

Share of profits less losses of associates		3	–	–	3	2	–	–	2

Interest expense		(129)	–	–	(129)	(170)	–	–	(170)

Interest income		57	–	–	57	85	–	–	85

Post-retirement benefit finance:

Interest cost		(451)	–	–	(451)	(447)	–	–	(447)

Expected return on assets		414	–	–	414	414	–	–	414

Foreign exchange gains on debt previouslyhedging goodwill written off to reserves			2	–	2		15	–	15

		(109)	2	–	(107)	(118)	15	–	(103)

Profit (loss) before taxation	2	444	49	7	500	422	204	(20)	606

Income tax expense		(92)	19	(7)	(80)	(88)	(16)	6	(98)

Net profit (loss)		352	68	–	420	334	188	(14)	508

Attributable to equity holders of the parent		321	69	–	390	306	182	(14)	474

Attributable to minority interest		31	(1)	–	30	28	6	–	34

Earnings (loss) per £1 Ordinary Share

Basic – Continuing operations					32.9p				41.2p

Discontinued operations					–				(1.1)p

					32.9p				40.1p

Summary Group cash flow statement
for the year ended 31 December 2005

	2005	2004
	£m	£m

Net cash inflow from operating activities	359	327

Net cash (outflow) inflow from investing activities	(106)	29

Net cash (outflow) from financing activities	(224)	(464)

Cash and cash equivalents at beginning of period	469	588

Net cash inflow (outflow) from all activities	29	(108)

Movement arising on foreign currency translation	18	(11)

Cash and cash equivalents at end of period	516	469

20 ICI Annual Review 2005	Summary accounts and auditor’s report

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Summary Group balance sheet
at 31 December 2005

		2005	2004
	notes	£m	£m

Non-current assets		2,890	2,765

Current assets		2,277	2,133

Total assets	2	5,167	4,898

Current liabilities		(2,245)	(2,200)

Non-current liabilities		(3,408)	(2,945)

Total liabilities	2	(5,653)	(5,145)

Net assets		(486)	(247)

Equity

Called-up share capital		1,192	1,191

Share premium account		934	933

Retained earnings and other reserves		(2,739)	(2,456)

Attributable to equity holders of the parent		(613)	(332)

Minority interests		127	85

Total equity	3	(486)	(247)

This Summary Financial Statement was authorised for issue by the Board of Directors on 16 February 2006 and signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

Statement of the independent auditor

to the members of Imperial Chemical Industries PLCpursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 9 to 11, and 18 to 27.

This statement is made solely to the Company’s members, as a body, in accordance with Section 251 of the Companies Act 1985.

Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you on our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Report and Accounts, the Directors’Report and the Directors’Remuneration Report and its compliance with the relevant requirements of

Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with the Bulletin 1999/6“The auditor’s statement on the summary financial statements”issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full Annual Accounts describes the basis of our audit opinion on those financial statements.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Report and Accounts, the Directors’Report and the Directors’Remuneration Report of Imperial Chemical Industries PLC for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

Summary financial statement

The Summary Financial Statement in this Annual Review does not contain sufficient information to allow as full an understanding of the results of the Group and of the state of affairs of the Company or of the Group and of its policies and arrangements concerning Directors’remuneration as would be provided in the full Annual Report and Accounts.

For further information, the full Annual Accounts, the Auditor’s Report on those accounts and the Directors’Report should be consulted. Copies of the Annual Report and Accounts may be obtained free of charge from:

Company Secretariat
Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN
United Kingdom

Summary accounts and auditor’s report	ICI Annual Review 2005 21

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Notes relating to the summary financial statement

1 Basis of presentation of financial information
The consolidated summary financial statement has been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations in issue that are endorsed by the European Commission and effective (or which ICI has chosen to early-adopt) at 31 December 2005 (“adopted IFRS”). The summary financial statement also complies with full IFRS as issued by the IASB.

This is the Group’s first consolidated financial statement in accordance with adopted IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards. The Group’s transition date for adoption of IFRS is 1 January 2004. The Group has applied the exemption by the US Securities and Exchange Commission from the provision of a second year of comparatives. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 5.

The Group’s accounting policies as set out in the 2004 Annual Report and Accounts have been revised where applicable to conform to IFRS. The complete accounting policies are set out in the 2005 Annual Report and Accounts. IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. These policies have been consistently applied to all the years presented and in preparing the opening IFRS balance sheet at 1 January 2004 for the purpose of the transition to IFRS except for those relating to the classification and measurement of financial instruments. The comparative figures in respect of 2004 have been restated to reflect these changes in accounting policies accordingly.

2 Segment information
Business segments
	Segment		Segment profit before		Segment profit before
	revenue		special items and		interest and taxation
			taxation		and after special items

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

National Starch	1,871	1,878	214	214	221	213

Quest	560	584	52	47	63	204

Uniqema	631	629	22	20	40	32

Paints	2,331	2,161	253	235	255	230

Regional and Industrial	428	375	48	49	55	54

Total reporting segments	5,821	5,627	589	565	634	733

Corporate and other	3	3	(39)	(27)	(30)	(26)

Inter-segment revenue	(12)	(21)

	5,812	5,609	550	538	604	707

Share of profits less losses of associates			3	2	3	2

Net finance expense			(109)	(118)	(107)	(103)

Income tax expense					(80)	(98)

	5,812	5,609	444	422	420	508

The Group’s reporting segments comprise the International Businesses (being National Starch, Quest, Uniqema and Paints) and Regional and Industrial (being the Group’s Regional businesses and some ongoing residual activity relating to legacy management). Corporate and other represents the shared costs that are not directly attributable to individual segments.
	Goodwill included		Segment assets		Segment liabilities
	in segment assets

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

National Starch	256	224	1,465	1,450	361	327

Quest	17	16	374	364	96	100

Uniqema	13	11	461	468	116	122

Paints	256	252	1,231	1,155	516	452

Regional and Industrial	14	13	294	279	94	102

Total reporting segments	556	516	3,825	3,716	1,183	1,103

Corporate and other	–	–	83	89	144	137

	556	516	3,908	3,805	1,327	1,240

Investments in associates			19	22

Unallocated†			1,240	1,071	4,326	3,905

	556	516	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise financial assets, deferred tax assets, cash and cash equivalents and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

22 ICI Annual Review 2005	Summary accounts and auditor’s report

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2 Segment information (continued)
Geographic segments

	Revenue by location		Segment assets		Segment liabilities
	of customer

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

United Kingdom	611	628	542	602	307	315

Continental Europe	1,251	1,264	825	879	241	255

North America	1,895	1,888	1,378	1,213	357	272

Latin America	460	382	267	294	115	123

Asia	1,395	1,252	826	787	287	263

Other countries	200	195	70	30	20	12

	5,812	5,609	3,908	3,805	1,327	1,240

Investment in associates			19	22

Unallocated†			1,240	1,071	4,326	3,905

	5,812	5,609	5,167	4,898	5,653	5,145

†	Unallocated assets mainly comprise financial assets, deferred tax assets, cash and cash equivalents and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, deferred tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

3 Reconciliation of changes in equity
	Share	Share	Translation	Other	Retained	Equity	Minority	Total
	capital	premium	reserve	reserves	earnings	holders of	interests	equity
		account				the parent
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004	1,191	933		9	(2,773)	(640)	68	(572)

Total recognised income and expense			(31)	2	410	381	34	415

Dividends					(82)	(82)	(13)	(95)

Other movements	–	–	–	–	9	9	(4)	5

At 31 December 2004	1,191	933	(31)	11	(2,436)	(332)	85	(247)

IFRS 2005 transition adjustments	–	–	–	(1)	(62)	(63)	–	(63)

Total recognised income and expense			75	5	(200)	(120)	38	(82)

Dividends					(91)	(91)	(17)	(108)

Other movements	1	1	–	–	(9)	(7)	21	14

At 31 December 2005	1,192	934	44	15	(2,798)	(613)	127	(486)

IAS 32 Financial Instruments: Disclosure and Presentationand IAS 39Financial Instruments: Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments have been recognised or revalued in the opening balance sheet at 1 January 2005, decreasing reserves by£63m. This adjustment principally relates to own shares, that the Group has acquired, or is committed to acquire under forward contracts, to hedge its obligations under various share option schemes, partly offset by the release of a provision held under UK GAAP relating to the same liability.

4 Dividends
	2005	2004	2005	2004
	Pence	Pence
	per £1	per £1
	Ordinary	Ordinary
	Share	Share	£m	£m

2004 second interim, paid 15 April 2005	3.90	3.50	46	42

2005 first interim, paid 7 October 2005	3.75	3.40	45	40

Amounts recognised as distributions to equity holders in the period	7.65	6.90	91	82

			2006
			Pence
			per £1
			Ordinary
			Share	£m

2005 second interim, payable on 14 April 2006			3.95	47

The proposed 2005 second interim dividend will be submitted to the shareholders for confirmation at the Annual General Meeting and has not been recognised as a distribution to equity holders in reserves or included as a liability in these financial statements.

Summary accounts and auditor’s report	ICI Annual Review 2005 23

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Notes relating to the summary financial statement

5 Comparative data restated in accordance with the transition to IFRS
From 1 January 2005, the Group has been reporting its results in accordance with International Financial Reporting Standards (IFRS). The transition date for ICI for the adoption of IFRS is 1 January 2004. All comparative data in this report has been restated, except the Group has taken the exemption under IFRS 1 not to restate comparatives for IAS 32 and IAS 39. ICI has applied the exemption by the US Securities and Exchange Commission to exclude a second year of comparatives.

To comply with the requirements of reporting the first set of annual results following transition to IFRS, a reconciliation of profit (loss) under UK GAAP for the year to 31 December 2004 to the income (expense) under IFRS for the year to 31 December 2004 is set out below. A detailed analysis of these adjustments and a summary of the differences between UK GAAP and IFRS that led to the adjustments are set out on pages 26 and 27.

Group income statement for the year ended 31 December 2004
	UK GAAP

	Continuing operations		Discontinued	Total
			operations
	Before	Exceptional
	exceptional	items
	items
	£m	£m	£m	£m

Revenue	5,601		–	5,601

Operating costs	(5,192)	(5)	–	(5,197)

(including restructuring costs)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets

Operating profit (loss)	444	(5)	–	439

Profits less losses on sale of operations		23	(20)	3

Profits less losses on disposal of fixed assets		(1)	–	(1)

Share of profits less losses of associates	4	–	–	4

Interest expense	(158)	–	–	(158)

Interest income	72	–	–	72

Post-retirement benefit finance:

Interest costs

Expected return on assets

Foreign exchange gains on debt previously hedging goodwill written off to reserves

	(86)	–	–	(86)

Profit (loss) before taxation	362	17	(20)	359

Income tax expense	(111)	(11)	6	(116)

Net profit (loss)	251	6	(14)	243

Attributable to equity holders of the parent	224	–	(14)	210

Attributable to minority interests	27	6	–	33

Dividends				(86)

Profit retained for year				124

Earnings (loss) per £1 Ordinary Share (basic and diluted)

Continuing operations				18.9	p

Discontinued operations				(1.1	)p

				17.8	p

Shaded areas represent the disclosure of certain line items that are not applicable under the relevant GAAP.

24 ICI Annual Review 2005	Summary accounts and auditor’s report

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IFRS also requires a reconciliation of equity under UK GAAP at 1 January 2004 to equity under IFRS at 1 January 2004 and a reconciliation of equity under UK GAAP at 31 December 2004 to equity under IFRS at 31 December 2004. These reconciliations are set out on page 27.
Group income statement for the year ended 31 December 2004
Total IFRS
adjustments
(see pages 26 and 27)

Revenue	8

Operating costs	86

(including restructuring costs)

Other operating income	–

Profits less losses on disposal of fixed assets	(1)

Operating profit (loss)	93

Profits less losses on sale of operations	172

Profits less losses on disposal of fixed assets	1

Share of profits less losses of associates	(2)

Interest expense	(12)

Interest income	13

Post-retirement benefit finance:

Interest costs	(447)

Expected return on assets	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves	15

(17)

Profit (loss) before taxation	247

Income tax expense	18

Net profit (loss)	265

Attributable to equity holders of the parent	264

Attributable to minority interests	1

Dividends	86

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations	22.3p

Discontinued operations	–

22.3p

Summary accounts and auditor’s report	ICI Annual Review 2005 25a

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Group income statement for the year ended 31 December 2004

	IFRS

	Continuing operations		Discontinued	Total
			operations
	Before	Special
	special	items
	items
	£m	£m	£m	£m

Revenue	5,609	–	–	5,609

Operating costs	(5,106)	(5)	–	(5,111)

(including restructuring costs)		(5)	–	(5)

Other operating income	35	–	–	35

Profits less losses on disposal of fixed assets		(1)	–	(1)

Operating profit (loss)	538	(6)	–	532

Profits less losses on sale of operations		195	(20)	175

Profits less losses on disposal of fixed assets

Share of profits less losses of associates	2	–	–	2

Interest expense	(170)	–	–	(170)

Interest income	85	–	–	85

Post-retirement benefit finance:

Interest costs	(447)	–	–	(447)

Expected return on assets	414	–	–	414

Foreign exchange gains on debt previously hedging goodwill written off to reserves		15	–	15

	(118)	15	–	(103)

Profit (loss) before taxation	422	204	(20)	606

Income tax expense	(88)	(16)	6	(98)

Net profit (loss)	334	188	(14)	508

Attributable to equity holders of the parent	306	182	(14)	474

Attributable to minority interests	28	6	–	34

Dividends

Profit retained for year

Earnings (loss) per £1 Ordinary share basic and diluted)

Continuing operations				41.2p

Discontinued operations				(1.1)p

				40.1p

Summary accounts and auditor’s report	ICI Annual Review 2005 25b

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Notes relating to the summary financial statement

5 Comparative data restated in accordance with the transition to IFRS (continued)

Analysis of IFRS adjustments to the Group income statement for the year ended 31 December 2004

	Employee	Goodwill	Dividends	Business	Other	Total
	benefits			combinations		adjustments
	(a)	(b)	(c)	(d)	(e)
	£m	£m	£m	£m	£m	£m

Revenue					8	8

Operating costs	65	35			(14)	86

Profit less losses on disposal of fixed assets					(1)	(1)

Operating profit (loss)	65	35			(7)	93

Profits less losses on sale of operations				172		172

Profit less losses on disposal of fixed assets					1	1

Share of profits less losses of associates					(2)	(2)

Interest expense					(12)	(12)

Interest income					13	13

Post-retirement finance expense:

Interest costs	(447)					(447)

Expected return on assets	414					414

Foreign exchange gains on debt previously hedging
goodwill written off to reserves					15	15

	(33)				16	(17)

Profit before taxation	32	35		172	8	247

Income tax expense	23	–		(4)	(1)	18

Net profit	55	35		168	7	265

Attributable to equity holders of the parent	54	35		168	7	264

Attributable to minority interest	1	–		–	–	1

Dividends			86			86

Profit retained for the year	54	35	86	168	7	350

A summary of the principal differences between UK GAAP and IFRS as applicable to ICI is as follows:

a) Employee benefits
Under UK GAAP, the Group measured pension commitments and other related benefits in accordance with SSAP 24 Accounting for Pension Costs. Additional disclosures were given in accordance with FRS 17 Retirement Benefits. Under IFRS, the Group measures pension commitments and other related benefits in accordance with IAS 19 Employee Benefits. IAS 19 is similar to FRS 17 in that it adopts a balance sheet approach, bringing the deficit/surplus of the pension/other post-retirement benefit schemes onto the balance sheet.

However, FRS 17 requires all actuarial gains and losses to be recognised directly in reserves, whereas IAS 19 also includes an alternative option allowing actuarial gains and losses to be held on the balance sheet and released to the income statement over a period of time. ICI has elected not to adopt this alternative option and therefore is accounting for post-retirement benefits in a manner consistent with FRS 17.

Rather than showing solely an operating charge in the income statement, as was the case under SSAP 24, under IAS 19 a net financing expense is also recognised. The net finance expense relates to the unwinding of the discount applied to the liabilities of the post-retirement benefit schemes offset by the expected return on the assets of the schemes.

Under UK GAAP, the liability/asset on the balance sheet represented the timing differences between the SSAP 24 charge and the payments made to the pension and post-retirement healthcare schemes. Under IFRS, the liability/asset on the balance sheet represents the deficit/surplus on pension and post-retirement healthcare schemes. This balance encompasses all assets/liabilities arising from defined benefit schemes.

b) Goodwill
UK GAAP required goodwill to be amortised over its expected useful economic life. Under IFRS, goodwill is no longer amortised but frozen at the UK GAAP carrying value on transition and tested annually for impairment. Negative goodwill cannot be recognised as an asset on the balance sheet and should be recognised in the income statement as it arises. Any negative goodwill held on the balance sheet at the transition date was released to reserves.

c) Dividends
Under UK GAAP, the practice was to recognise dividends in the profit and loss account in the period to which they relate, whereas under IFRS the dividend is recognised directly in equity in the period in which it is declared. As a consequence of this, the dividend creditor is also not recognised until the dividend is declared.

26 ICI Annual Review 2005	Summary accounts and auditor’s report

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5 Comparative data restated in accordance with the transition to IFRS (continued)
d) Business combinations
i) Profit (loss) on disposal
Under UK GAAP, goodwill that was previously held in reserves was recycled and included within the profit (loss) on disposal calculation. Under IFRS, any goodwill held in reserves is not recycled on disposal. Also, on disposal of an operation under IFRS, ICI will transfer the cumulative amount of exchange differences recognised in equity since the transition date to the income statement as part of the profit and loss on disposal. Under UK GAAP, these cumulative exchange differences remained in reserves.

ii) Post-retirement benefits
Under IFRS, a post-retirement benefit liability was recognised in relation to Quest Food Ingredients on transition. This liability was included in the disposal of Quest Food Ingredients during the year.

iii) Taxation
IFRS applies different criteria for the recognition of deferred tax in relation to internal restructuring.

e) Other
This represents other differences between UK GAAP and IFRS principally relating to the treatment of foreign exchange, the accounting for joint ventures, the accounting for share-based payments and other minor reclassifications.

Reconciliation of equity by component
As at 1 January 2004
	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,674)	450	69	519

IFRS adjustments:

Employee benefits				(1,161)	(1,161)	(1)	(1,162)

Dividends				42	42	–	42

Share-based payments				5	5	–	5

Goodwill movement				1	1	–	1

Business combinations				23	23	–	23

IFRS	1,191	933		(2,764)	(640)	68	(572)

As at 31 December 2004

	Share	Share	Translation	Retained	Equity	Minority	Total
	capital	premium	reserves	earnings	holders	interest	equity
		account		and other	of the
				reserves	parent
	£m	£m	£m	£m	£m	£m	£m

UK GAAP	1,191	933		(1,403)	721	87	808

IFRS adjustments:

Opening equity adjustments				(1,090)	(1,090)	(1)	(1,091)

Total recognised income and expense			(31)	296	265	(1)	264

Dividends				(82)	(82)	–	(82)

Goodwill movement				(154)	(154)	–	(154)

Share-based payments				8	8	–	8

IFRS	1,191	933	(31)	(2,425)	(332)	85	(247)

Under IFRS, the shareholders’ funds of the Group were a net deficit of £247m at 31 December 2004. This is primarily a result of the deficits on the pension and post-retirement healthcare schemes being recognised on the balance sheet.

Analysis of IFRS adjustments to the Group cash flow statement for the year ended 31 December 2004
The move from UK GAAP to IFRS does not change the net cash flow of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement.

6 Auditor’s Report
The Auditor’s Report on the full accounts for the year ended 31 December 2005 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Summary accounts and auditor’s report	ICI Annual Review 2005 27

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Shareholder information

Quarterly results
Unaudited trading results of the ICI Group for 2006 are expected to be announced as follows:

First quarter	4 May 2006
Half year	3 August 2006
Nine months	2 November 2006
Full year	8 February 2007

Dividend payments
A second interim dividend for the year 2005, which the Annual General Meeting will be asked to confirm, is payable on 14 April 2006 to holders of Ordinary Shares registered in the books of the Company on 3 March 2006. Dividends are normally paid as follows:

First interim: announced with the half year results and paid in early October; Second interim: announced with the full year results and paid in mid-to-late April.

Analysis of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2005:

By size of account

	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	53,965	6	1
251-500	27,657	10	1
501-1,000	23,396	17	1
1,001-5,000	20,339	39	3
5,001-10,000	1,054	8	1
10,001-50,000	572	13	1
50,001-1,000,000	491	132	11
Over 1,000,000	148	967	81

All holdings	127,622	1,192	100

By category	%

UK

Pension funds	15
Life assurance	14
Mutual funds	25
Individuals	11
Others	6

71

Overseas	29

100

In addition to the number of registered shareholders shown, there are approximately 8,200 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Auditor:
KPMG Audit Plc,
8 Salisbury Square,
London EC4Y 8BB

Registered Office:
20 Manchester Square
London W1U 3AN
Telephone: +44 (0)20 7009 5000

Set out below is information regarding interests in the Company’s £1 Ordinary Shares appearing, as at 13 February 2006, in the Register of Interests in Shares maintained by the Company:

	Amount
	owned
	(number of
	shares)	Per cent
Identity of Group	millions	of class

Barclays Bank PLC	119.6	10.03

Capital International Limited	72.9	6.11

Citibank Shareholders
Services	62.8	5.27

Legal & General Investment
Management	48.1	4.03

Morley Fund Management Ltd	47.9	4.02

Standard Life Investments Ltd	38.2	3.21

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company, appearing in the Register of Interests in Shares maintained under the provisions of Section 211 of the Companies Act 1985.

Stock Exchange listings and US filings
ICI Ordinary Shares are listed on the London Stock Exchange and in the form of ADSs on the New York Stock Exchange.

The Company from time to time files reports with the United States Securities and Exchange Commission. Reports filed since 4 November 2002 can be viewed online at www.sec.gov.

A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of Imperial Chemical Industries PLC, 20 Manchester Square, London W1U 3AN.

Capital gains tax information for UK shareholders
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI demerged its bioscience business to Zeneca Group PLC on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (CGT), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid).

Annual Report and Accounts
Any shareholder who received only the Annual Review this year will continue to do so in future years. To receive the full Annual Report and Accounts shareholders should write to the Company Secretariat at the Registered Office.

Registrar and Transfer Office Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Electronic Communications
Shareholders may now receive the Annual Report and Accounts and the Annual Review electronically. There are a number of advantages in opting to receive shareholder documentation in electronic form, including: faster delivery of documents; documents may be read and downloaded at the shareholder’s convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and the saving of environmental resources.

To register for electronic communications, shareholders should visit ICI’s corporate website at www.ici.com

Share dealing service
The Company has arranged a share dealing service through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new UK resident shareholders may buy or sell ICI shares. Further information may be obtained from:

The Share Centre Limited PO Box 2000 Aylesbury Buckinghamshire HP21 8ZB Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is a member of the London Stock Exchange and is authorised and regulated by the Financial Services Authority under reference 146768.

ADR Depositary Citibank Shareholder Services is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:

Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 USA US calls (toll free number): 1-877-CITI-ADR (1-877-248-4237) Non-US calls: 1-781-575-4555

E-mail enquiries to: citibank@shareholders-online.com

28 ICI Annual Review 2005	Shareholder information

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Forward-looking statements
This Annual Review contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities Litigations Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s strategy and its ability to achieve it; the benefits of the restructuring programmes in the Group’s businesses; the Group’s net debt; the Group’s credit rating; expectations regarding sales, operating profit and growth; plans for the launch of new products and services; the impact of regulatory initiatives on operations and costs; the Group’s possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital and liquidity; financing plans; the Group’s retirement benefit schemes; the outcome of claims and litigation; and statements preceded by, followed by or that included the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seeks”, or similar expressions.

The Company cautions that any forward-looking statements in this Annual Review may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Review, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; contingent liabilities, including those arising in connection with disposed businesses; risks associated with the Group’s international operations; risk of claims and litigation; financial performance of the Group’s retirement benefit schemes; and other factors described in the Company’s filings with the US Securities and Exchange Commission.

Definitions
Adjusted earnings per share	Net profit before special items attributable to the equity holders of the parent, divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Comparable sales growth	Sales growth compared with the prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Comparable trading profit growth	Trading profit growth compared with the prior period excluding the effects of currency translation differences and the impact of acquisitions and divestments.

Earnings per share	Net profit after special items attributable to the equity holders of the parent, divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period.

IAS/IASB	International Accounting Standard/International Accounting Standards Board.

Interest cover	Calculations of interest cover are based on the sum of the Group’s trading profit, post-retirement benefit finance charges, the Group’s share of net associated company income (associates trading profit less taxation and net finance expense of associates) divided by interest payable by the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

Net debt	The borrowings of ICI – comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (the extent that the contracts are “out of the money”) – less cash (including overdrafts), cash equivalents and current asset investments.

Return on capital employed (ROCE)	Group trading profit after amortisation of intangibles, before special items, after restructuring amortisation* and after a tax charge† for the last 12 months divided by the average of capital employed for this current period end and that of the 12 months previously, expressed as a percentage.

Notes:
* Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

† A tax charge is applied to the Group trading profit (before amortisation of intangibles and after restructuring amortisation) using the Group’s effective tax rate for the year (2005: 21%, 2004: 21%).

Special items	Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results. Special items includes items relating to both continuing and discontinued businesses.

Trading margin	Trading profit expressed as a percentage of sales.

Trading profit	Operating profit before special items.

Words within single quotation marks, the letters ICI, the Roundel Device, National Starch, Quest and Uniqema are all trademarks of the ICI Group of companies.

Printed in Great Britain on paper manufactured at a mill certified to ISO 14001 environmental management standard. The fibres used are from sustainable sources and have been bleached using a combination of Totally Chlorine Free (TCF) and Elemental Chlorine Free (ECF) processes. The material is recyclable and biodegradable. Design: Corporate Edge. Print: St Ives Westerham Press.

Forward-looking statements and definitions	ICI Annual Review 2005 29

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